United States securities and exchange commission logo





                             November 4, 2020

       Max Levchin
       Chief Executive Officer
       Affirm Holdings, Inc.
       650 California Street
       San Francisco, CA 94108

                                                        Re: Affirm Holdings,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
8, 2020
                                                            CIK 0001820953

       Dear Mr. Levchin:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed October 8, 2020

       Prospectus Summary, page 1

   1. Please consider using comparable periods of time when you describe the performance of your business or tell
us why your use of different periods of time is appropriate. For example, it appears
that you are using your total number of consumers since inception when comparing GMV
since July 1, 2016 on page 2. As another example, you depict your proprietary risk
model for February 2020, however, it is not clear why you have selected this period.
Also, on page 75, you discuss monthly cohort information since
                                                        February 2016, however,
it is not clear why you have selected this period.
   2. On page 9, please provide an explanation that accompanies your Portfolio Net Charge-off chart to explain how to
interpret the data depicted. Similarly, on page 82 please quantify
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FirstName LastNameMax    Levchin
Affirm Holdings, Inc.
Comapany 4,
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             2020      Holdings, Inc.
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         the GMV for each merchant cohort. And on page 84, please provide additional narrative disclosure to explain the "Portfolio DQ" depicted.
Summary Consolidated Financial and Other Data
Key Operating Metrics and Non-GAAP Financial Measures, page 20

3. You define your non-GAAP measure "contribution profit" as total revenue less the direct costs of achieving that revenue. You disclose that since there is a timing difference in the income statement recognition of the amortization or release of discount on loans held for investment versus loans sold, adjusting out these items is a useful measure of your performance during the current period. It is not clear why you believe this measure is informative of the economic return generated from the payments volume facilitated through your platform. Please help us better understand how this measure is useful to investors. In your response, please also address:
             The timing difference cited above;
             Why technology and data analytics are excluded from the measure considering these costs appear to be directly related to revenue generation;
             The basis for the following adjustments made in the reconciliation to operating loss to arrive at contribution profit: (i) loss on loan purchase commitments; (ii) amortization of discount, which is included in GAAP interest income, and (iii) unamortized discount released on loans sold to third-party loan buyers; and Why only certain components of interest income are excluded from contribution
             profit, and a description of the remaining components included as part of contribution profit and why.
Risk Factors
"We identified a material weakness in our internal control over financial reporting...", page 44

4. Please identify the COSO framework used in your evaluation of internal control over financial reporting.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Key Operating Metrics and Non-GAAP Financial Measures, page 78

5. Tell us whether you track new consumers and, if so, please quantify this amount for recent periods here. In this regard, we note your risk factor on page 22 indicating your need to attract new consumers.
Factors Affecting Our Performance, page 80

6. We note that your disclosure indicates that you have recently partnered with Shopify and
         Adyen. Please elaborate upon why these partnerships are considered key ones and, if material to an understanding of these partnerships, revise your disclosure to discuss the material terms of any agreements with these entities. In this regard, we also note that you highlight your top merchant partner, Peloton, in your risk factor disclosure. Please revise
 Max Levchin
Affirm Holdings, Inc.
November 4, 2020
Page 3
         to explain how you would characterize your relationship with Peloton, as compared to the ones disclosed in this section, and disclose the material terms of any agreements you have with Peloton. If your business is substantially dependent upon any of these arrangements, please file any agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.
Results of Operations, page 88

7. Please expand your discussion of your results of operations for the periods presented to provide greater analysis to the reasons why increases in total revenue, merchant network revenue, virtual card network revenue, and interest income occurred. Also, please revise to specifically discuss the change in total revenue, merchant network revenue, virtual card network revenue, and interest income attributable to new and existing customers. In this regard, we note your disclosure that "[a]pproximately 70% of the loans in the second half of fiscal year 2020 were taken out by repeat users."

Liquidity and Capital Resources
Cash Flows
Operating Activities, page 95

8. Your analysis appears to emphasize how cash used in operating activities was derived for each period presented and the noncash items therein. Please note your analysis should discuss the material factors causing a material change in operating cash
         between comparable periods pursuant to Instruction 4 to Item 303(a) of Regulation S-K.
         In this regard, cash used in operating activities decreased in fiscal 2020 compared to fiscal 2019, yet the only factor cited is an increase in net cash outflows from sales and purchases of loans held for sale in 2020 versus 2019. In performing your analysis, refer to section IV.B.1 of Release No. 33-8350 for guidance, and quantify all variance factors
         cited pursuant to section 501.04 of the staff   s Codification of
Financial Reporting
         Releases.
Contractual Obligations, page 97

9. In note 3 to your contractual obligations table you disclose that "[i]n May 2020,
       [you] entered into a three year agreement with a third-party services provider for cloud computing and hosting services which included annual spending commitments." Based on this table, it appears that you have an annual spending commitment with your web services provider in the amount of $31,667. As a related matter, in your risk factor disclosure on page 32, you disclose that you are "solely reliant on [y]our agreement with
       [y]our cloud computing web services provider for the provision of cloud infrastructure
FirstName LastNameMax Levchin
       services to support [y]our platform." Please revise your disclosure to discuss the material
Comapany
       termsNameAffirm     Holdings,
             of your agreement     withInc.
                                         your web services provider and, as
applicable, file your
       agreement
November   4, 2020asPage
                      an exhibit.
                           3
FirstName LastName
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FirstName LastNameMax    Levchin
Affirm Holdings, Inc.
Comapany 4,
November  NameAffirm
             2020      Holdings, Inc.
November
Page 4    4, 2020 Page 4
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Choice of Forum, page 149

10. Clarify whether your exclusive forum provision appears in your amended and restated
         certificate of incorporation or bylaws or both. Please ensure that the exclusive forum provision clearly states that your provision does not apply to Securities Act claims and does not apply to Exchange Act claims, or tell us how you will inform future investors of the provision's limited applicability.
Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Loss, page F-5

11. Please tell us your basis for including the "gain (loss) on sales of loans" as total revenue.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Unaudited Pro Forma Presentation, page F-10

12. You disclose here the unaudited pro forma basic and diluted net loss per share attributable to common stockholders in the consolidated statements of operation for the year ended
         June 30, 2020 have been prepared as if the proposed IPO and noted effects had occurred on June 30, 2020. Please explain to us why reflecting these as if they occurred at the end of the fiscal year rather than at the beginning is appropriate. In connection with this, please provide us with how the pro forma weighted average number of shares shown in note 19 for each of the items in the denominator was computed.
General

13. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
14. Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. For example, please disclose the basis for your assertion that "[y]our ability to effectively price credit risk is one of [y]our core competitive advantages."
15. Please disclose the source of the following assertions in your prospectus or revise to describe them as your belief, if true:
             "The spending power of this new generation of consumers continues to expand significantly, reaching over $2.5 trillion in 2020. Most importantly, these consumers are also increasingly looking to solutions like 'buy now pay later' as superior, more
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Affirm Holdings, Inc.
November 4, 2020
Page 5
           transparent payment options that match their demand for technology and mobile first-
           solutions. This trend has been accelerated by an erosion of trust in legacy financial institutions as consumers look to mission-driven technology companies for new financial products" (see pages 2 and 103);
             "A lack of transparency by traditional financial and payments institutions, ranging from hidden penalties, hard to understand 'fine print,' and unwanted bundling of products, has led to an erosion of trust and a poor consumer experience. These views are particularly acute for the over 160 million Gen Z and Millennials in the U.S., who prefer to build trusted relationships with the brands with whom they engage and from whom they buy products and services" (see pages 3 and 104);
             "[A]pproximately 25% of Millennials do not carry credit cards" (see pages 3 and
           105);
             "Debit cards also do not meet the buying needs of many consumers" (see pages 3 and
           105); and
             "U.S. e-commerce sales were approximately $600 billion in 2019, growing at 15%
           compared to the previous year" (see pages 12 and 115).
16. Your disclosures indicate that you have entered into agreements with Cross River Bank and that you originate a substantial majority of the loans through your platform with Cross
      River Bank. Please revise your disclosures to provide the material terms of this arrangement. Please also file any such agreements as exhibits. See Item 601(b)(10) of
      Regulation S-K.
       You may contact Amy Geddes at (202) 551-3304 or Doug Jones at (202) 551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameMax Levchin
                                                            Division of
Corporation Finance
Comapany NameAffirm Holdings, Inc.
                                                            Office of Trade &
Services
November 4, 2020 Page 5
cc:       Gregg A. Noel
FirstName LastName